FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2021

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Material Information dated November 7, 2021

Item 1

Banco Santander, S.A. (“Banco Santander”), in compliance with the Spanish, Mexican and U.S. Securities Market legislation, hereby communicates the following:

OTHER MATERIAL INFORMATION

Banco Santander informs of the expiration of the acceptance period of the tender offers launched in Mexico (the “Mexican Offer”) and the United States of America on 3 November 2021 (the “US Offer” and both together, the “Offers”) for all the issued and outstanding Series B shares of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (the “Santander Mexico Shares” and “Santander Mexico”, respectively) and American Depositary Shares (each of which represents five Santander Mexico Shares) (the “Santander Mexico ADSs”) not held, directly or indirectly, by Banco Santander for 26.50 Mexican pesos in cash per Santander Mexico Share, and 6.2486 U.S. dollars in cash per Santander Mexico ADS (the U.S. dollar equivalent of 132.50 Mexican pesos per Santander Mexico ADS based on the U.S. dollar/Mexican peso exchange rate on the expiration date of 7 December, 2021 as published in the Mexican Federal Official Gazette (Diario Oficial de la Federación).

The results of the Offers have been as follows:

Offer	Santander Mexico Shares tendered and not withdrawn[1]	Santander Mexico Shares tendered pursuant to Notice of Guaranteed Delivery	% out of total number of shares to which the Offer was addressed	% of share capital of Santander Mexico
Mexican Offer	195,263,732.00	0.00	34.78%	2.88%
US Offer[2]	104,784,139.06	6,048,500.00	19.74%	1.63%
Total	300,047,871.06	6,048,500.00	54.53%	4.51%

Banco Santander has accepted all of the Santander Mexico Shares and Santander Mexico ADSs tendered and not withdrawn. Therefore, assuming all Santander Mexico ADSs tendered via notice of guaranteed delivery were timely delivered, Grupo Santander’s shareholding in Santander Mexico will have increased from 91.64% to 96.16% of its share capital as a result of the Offers.

To satisfy the payment for tendered shares Banco Santander will pay 5,174,488,898.00 Mexican pesos for the tendered Santander Mexico Shares and 138,510,091.40 U.S. dollars for the tendered Santander Mexico ADSs on 10 December, 2021, the settlement date of the Offers and only in the case of ADSs validly tendered during the Guaranteed Delivery period, promptly following such valid tender.

Ciudad de México, 7 December 2021

Boadilla del Monte (Madrid), 8 December 2021

1 Not considering tenders via notice of guaranteed delivery.

2 Including the Santander Mexico Shares underlying Santander Mexico ADSs.

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IMPORTANT INFORMATION FOR INVESTORS ABOUT THE TRANSACTION

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT, OFFER TO PURCHASE, SOLICITATION/RECOMMENDATION STATEMENT AND ALL OTHER RELEVANT DOCUMENTS FILED WITH THE SEC AND THE CNBV REGARDING THE TRANSACTION CAREFULLY BEFORE MAKING A DECISION CONCERNING THE TENDER OFFER AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER.

Such documents, and other documents filed by Banco Santander may be obtained without charge after they have been filed at the SEC’s website at www.sec.gov and through the CNBV´s website at www.cnbv.gob.mx. The offer to purchase and related materials may also be obtained (when available) for free by contacting the information agent for the tender offer.

This communication shall not constitute a tender offer in any country or jurisdiction in which such offer would be considered unlawful or otherwise violate any applicable laws or regulations, or which would require Banco Santander or any of its affiliates to change or amend the terms or conditions of such offer in any manner, to make any additional filing with any governmental or regulatory authority or take any additional action in relation to such offer.

Numerous factors could affect our future results and could cause those results deviating from those anticipated in the forward-looking statements. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Our forward-looking statements speak only as at date of this communication and are informed by the knowledge, information and views available as at the date of this communication. Banco Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	December 7, 2021	By:	/s/ Javier Illescas
			Name:	Javier Illescas
			Title:	Group Executive Vice President